UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 5)*


                     America Online Latin America, Inc.
                    ------------------------------------
                              (Name of Issuer)


              Class A Common Stock, par value $0.01 per share
              ------------------------------------------------
                       (Title of Class of Securities)


                                 02365B100
                                 ----------
                               (CUSIP Number)


                           Alfredo Egydio Setubal
                              Banco Itau, S.A.
                       Rua Boa Vista, 185-8(0) andar
                      01014-913 - Sao Paulo-SP, Brazil
                               55-11-237-3002

                                  Copy to:
                              Paul T. Schnell
                  Skadden, Arps, Slate Meagher & Flom LLP
                             Four Times Square
                             New York, NY 10036
                               (212) 735-3000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                               March 8, 2002
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



                                Schedule 13D

         This Amendment No. 5 amends and supplements the statement on
Schedule 13D originally filed on August 22, 2000, by Banco Itau, S.A., a Brazilian corporation (Sociedade Anonima) ("Itau"), Itau Bank, Ltd., a Cayman Limited Liability Company ("Itau Bank"), Itausa-Investimentos Itau, S.A., a Brazilian corporation (Sociedade Anonima) ("Itausa"), Companhia ESA, a Brazilian corporation (Sociedade Anonima) ("ESA"), and the shareholders of ESA, which include Maria de Lourdes Egydio Villela, Maria de Lourdes Arruda Villela, Ricardo Villela Marino, Rodolfo Villela Marino, Roberto Egydio Setubal ("Mr. Setubal"), Olavo Egydio Setubal, Olavo Egydio Setubal Junior, Alfredo Egydio Arruda Villela Filho, Ana Lucia de Mattos Barretto Villela, Alfredo Egydio Setubal, Jose Luiz Egydio Setubal, Maria Alice Setubal, Paulo Setubal Neto and Ricardo Egydio Setubal (collectively, the "ESA Shareholders" and, collectively with Itau, Itau Bank, Itausa and ESA, each a "Reporting Person" and, collectively, the "Reporting Persons") (as amended, the "Schedule 13D"). Unless specifically amended hereby, the disclosure set forth in the Schedule 13D, as amended and supplemented through Amendment No. 4, shall remain unchanged.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The response to Item 6 is supplemented by inserting the following:

         Banco Itau, S.A., Banco Itau, S.A.-Cayman Branch, Itau Bank Limited and AOL Time Warner Inc. have entered into a Voting Agreement, dated as of March 8, 2002 (the "Voting Agreement"), in connection with the Note Purchase Agreement (as defined below) and the transactions contemplated thereby.

         As previously publicly disclosed, America Online Latin America, Inc. (the "Company") and AOL Time Warner Inc. ("AOLTW") entered into a Note Purchase Agreement, dated as of March 8, 2002 (the "Note Purchase Agreement"), pursuant to which, among other things, AOLTW or its assigns agreed to purchase an aggregate principal amount of up to $160 million of the Company's 11% Senior Convertible Notes due 2007 (the "Notes"), pursuant to the terms and conditions of the Note Purchase Agreement, which Notes will be convertible into shares of capital stock of the Company (the "Financing").

         The Note Purchase Agreement also contemplates, among other things, certain amendments to the Restated Certificate of Incorporation of the Company in connection with the Financing (the "Charter Amendments"). Under the Note Purchase Agreement, the Company has agreed to seek to obtain any stockholder approvals necessary in connection with the Note Purchase Agreement, the Notes, the Charter Amendments and the transactions contemplated thereby at the Company's 2002 annual meeting of stockholders.

         Under the Voting Agreement, the Itau Parties have agreed, subject to the satisfaction or waiver of certain conditions, to cause all Shares beneficially owned by them to be voted in favor of each of the Covered Matters. The term "Covered Matters" is defined as proposals to take the following actions, among others: (a) adopt the Charter Amendments, and (b) approve (i) the initial issuance of the Notes under the Note Purchase Agreement, (ii) the issuance of additional Notes or shares of capital stock of the Company as interest on the Notes, (iii) the issuance of shares of capital stock of the Company upon the conversion of the Notes, (iv) the issuance of shares of capital stock of the Company upon the conversion or redemption of shares of capital stock of the Company issued upon conversion of the Notes, (v) the issuance of shares of capital stock of the Company as dividends on shares of capital stock of the Company issued upon conversion of the Notes, (vi) the adjustment of the conversion price of the Notes pursuant to the anti-dilution provisions of the Notes, in each case under clauses (i) through (vi) in accordance with the terms contemplated by the Note Purchase Agreement and the Notes (collectively, the "Issuances"), and
(vii) any other term or provision of the Note Purchase Agreement that would require stockholder approval under Rule 4350 of the Marketplace Rules of the Nasdaq Stock Market to be effective.

         The Voting Agreement will terminate upon the earlier to occur of
(i) a determination not to seek the Charter Amendments and a termination of the Note Purchase Agreement and (ii) September 25, 2002.

         The foregoing summary of the terms and conditions of the Voting Agreement is not intended to be complete and is qualified in its entirety by the complete text of such document, which is included as Exhibit 14 to this Schedule 13D and are incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is supplemented as follows:

Exhibit 14. Voting Agreement, dated as of March 8, 2002, by and among Banco Itau S.A., Banco Itau S.A. - Cayman Branch, Itau Bank, Ltd. and AOL Time Warner, Inc. dated as of March 8, 2002.


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  March 21, 2002


                                  BANCO Itau, S.A.


                                  By: /s/ Roberto Egydio Setubal
                                  Name:   Roberto Egydio Setubal
                                  Title:  President and Chief Executive Officer


                                  By:      *
                                  Name:  Henri Penchas
                                  Title: Senior Vice-President


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  March 21, 2002


                                  Itau BANK, LTD.

                                  By: /s/ Roberto Egydio Setubal
                                  Name:   Roberto Egydio Setubal
                                  Title:  Director


                                  By:      *
                                  Name:  Henri Penchas
                                  Title: Director


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  March 21, 2002


                                  ItauSA - INVESTIMENTOS Itau, S.A.

                                  By:      *
                                  Name:  Olavo Egydio Setubal
                                  Title: President


                                  By:      *
                                  Name:  Henri Penchas
                                  Title: Executive Director


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  March 21, 2002


                                  COMPANHIA ESA

                                  By:      *
                                  Name:  Olavo Egydio Setubal
                                  Title: President


                                  By:      *
                                  Name:  Maria de Lourdes Egydio Villela
                                  Title: Vice-President


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  March 21, 2002


                                  By: /s/ Roberto Egydio Setubal
                                  Name:   Roberto Egydio Setubal


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  March 21, 2002


                                  By:      *
                                  Name:  Olavo Egydio Setubal


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  March 21, 2002


                                  By:      *
                                  Name:    Maria de Lourdes Egydio Villela


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  March 21, 2002


                                  By:      *
                                  Name:    Alfredo Egydio Arruda Villela Filho

                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  March 21, 2002


                                  By:      *
                                  Name:    Ana Lucia de Mattos Barretto Villela


                                 SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  March 21, 2002


                                  By:      *
                                  Name:    Maria de Lourdes Arruda Villela


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  March 21, 2002


                                  By:      *
                                  Name:    Ricardo Villela Marino

                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  March 21, 2002


                                  By:      *
                                  Name:    Rodolfo Villela Marino



                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  March 21, 2002


                                  By:      *
                                  Name:    Alfredo Egydio Setubal


                                 SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  March 21, 2002


                                  By:      *
                                  Name:    Jose Luiz Egydio Setubal


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  March 21, 2002


                                  By:      *
                                  Name:    Maria Alicia Setubal


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  March 21, 2002


                                  By:      *
                                  Name:    Olavo Egydio Setubal Junior


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  March 21, 2002


                                  By:      *
                                  Name:    Paulo Setubal Neto


                                 SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  March 21, 2002


                                  By:      *
                                  Name:    Ricardo Egydio Setubal


*By:     /s/ Roberto Egydio Setubal
         Roberto Egydio Setubal, pursuant to a power of attorney, dated April 12, 2001, included in Amendment No. 3 to the Schedule 13D filed with the SEC on April 12, 2001.


                               EXHIBIT INDEX


Exhibit 1. Joint Filing Agreement, dated as of August 22, 2000, by and among Banco Itau, S.A., Itau Bank, Ltd., Companhia ESA, Itausa - Investimentos Itau, S.A., Maria de Lourdes Egydio Villela, Maria de Lourdes Arruda Villela, Ricardo Villela Marino, Rodolfo Villela Marino, Roberto Egydio Setubal, Olavo Egydio Setubal, Olavo Egydio Setubal Junior, Alfredo Egydio Arruda Villela Filho, Ana Lucia de Mattos Barretto Villela, Alfredo Egydio Setubal, Jose Luiz Egydio Setubal, Maria Alice Setubal, Paulo Setubal Neto and Ricardo Egydio Setubal, incorporated by reference to
Exhibit 1 to the Schedule 13D, filed with the Securities and Exchange Commission on August 22, 2000.

Exhibit 2. Regulation S Stock Subscription Agreement, dated as of June 12, 2000, by and among Banco Itau, S.A., Banco Banerj, S.A. and America Online Latin America, Inc., incorporated hereto by reference to Exhibit 10.14 to Amendment No. 6 to AOLA's Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on June 16, 2000.

Exhibit 3. Assignment Agreement (Contrato de Cessao de Direitos), dated as of August 8, 2000, by and among Banco Itau, S.A., Banco Banerj, S.A. and Itau Bank, Ltd. and an English translation thereof, incorporated by reference to Exhibit 3 to the Schedule 13D, filed with the Securities and Exchange Commission on August 22, 2000.

Exhibit 4. Registration Rights and Stockholders' Agreement, dated as of August 11, 2000, by and among Banco Itau, S.A., Banco Banerj, S.A. and America Online Latin America, Inc., and, for certain limited purposes, America Online, Inc. and Riverview Media Corp., incorporated hereto by reference to Exhibit 10.15 to Amendment No. 6 to AOLA's Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on June 16, 2000.

Exhibit 5. Letter Agreement, dated as of August 6, 2000, from Roberto Egydio Setubal to Salomon Smith Barney, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Cazenove & Co. and Prudential Securities Incorporated, as Representatives of the Underwriters to America Online Latin America, Inc., in its initial public offering, incorporated by reference to Exhibit 5 to the Schedule 13D, filed with the Securities and Exchange Commission on August 22, 2000.

Exhibit 6. Letter Agreement, dated as of August 6, 2000, from Banco Itau, S.A. to Salomon Smith Barney, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Cazenove & Co. and Prudential Securities Incorporated, as Representatives of the Underwriters to America Online Latin America, Inc., in its initial public offering, incorporated by reference to Exhibit 6 to the Schedule 13D, filed with the Securities and Exchange Commission on August 22, 2000.

Exhibit 7. Master Agreement, dated as of October 23, 1997, including the Schedule thereto, and confirmations between Banco Itau, S.A. and UBS AG (the "UBS Repurchase Agreements"), incorporated by reference to Exhibit 7 to the Schedule 13D, filed with the Securities and Exchange Commission on August 22, 2000.

Exhibit 8. Master Agreement, dated as of August 22, 2000, including the Schedule thereto, and confirmations between Itau Bank, Ltd. and Goldman Sachs International (the "Goldman Repurchase Agreements").

Exhibit 9. Stock Purchase Agreement, dated as of March 30, 2001, among Banco Itau, S.A., America Online Latin America, Inc., America Online, Inc., Aspen Investments LLC and Atlantis Investments LLC, incorporated by reference to Exhibit 9 to the Schedule 13D, filed with the Securities and Exchange Commission on April 12, 2001.

Exhibit 10. Amended and Restated Registration Rights and Stockholders Agreement, dated as of March 30, 2001, among Banco Itau, S.A., America Online Latin America, Inc., America Online, Inc., Aspen Investments LLC and Atlantis Investments LLC, incorporated by reference to Exhibit 10 to the
Schedule 13D, filed with the Securities and Exchange Commission on April
12, 2001.

Exhibit 11. Confirmation between Banco Itau, S.A. and UBS AG - London Branch, incorporated by reference to Exhibit 11 to the Schedule 13D, filed with the Securities and Exchange Commission on April 12, 2001.

Exhibit 12. Confirmation between Banco Itau, S.A. and UBS AG - London
Branch.1

Exhibit 13. Confirmation between Itau Bank, Ltd. and Goldman Sachs
International.1

Exhibit 14. Voting Agreement, by and among Banco Itau S.A., Banco Itau S.A.
- Cayman Branch, Itau Bank, Ltd. and AOL Time Warner, Inc., dated as of March 8, 2002.

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1   Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.